# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Traws Pharma, Inc., CIK 0001130598
CUSIP: 68232V884
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 12 Penns Trail, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001453072

## Reporting persons
- Alyeska Investment Group, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 302,252; sole dispositive power 0; shared dispositive power 302,252; aggregate amount beneficially owned 302,252 (9.9% of the class)
- Alyeska Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 302,252; sole dispositive power 0; shared dispositive power 302,252; aggregate amount beneficially owned 302,252 (9.9% of the class)
- Anand Parekh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 302,252; sole dispositive power 0; shared dispositive power 302,252; aggregate amount beneficially owned 302,252 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Traws Pharma, Inc.
Address of issuer's principal executive offices: 12 Penns Trail, Newtown, PA 18940

## Item 2. Person Filing
Name of person filing:
(i) Alyeska Investment Group, L.P.
(ii) Alyeska Fund GP, LLC
(iii) Anand Parekh
Address of principal business office or, if none, residence:
(i) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(ii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(iii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
Citizenship:
(i) Alyeska Investment Group, L.P. - Delaware
(ii) Alyeska Fund GP, LLC - Delaware
(iii) Anand Parekh - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 302252
Percent of class: 9.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 302252
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 302252

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 4. Ownership:
The reporting persons are the beneficial owners of 116,714 shares of Class A common stock, par value $0.0001 per share of the Issuer and hold warrants to purchase 1,553,091 shares of the Issuer's Class A common stock, par value $0.0001 per share (the "Warrants"). However, per their terms, the Warrants can only be exercised into such number of shares that would constitute 9.9% of the total number of Class A common stock, par value $0.0001 per share of the Issuer outstanding immediately after giving effect to the issuance of shares of Class A common stock, par value $0.0001 per share upon exercise of this Warrant by the Holder. Accordingly, as of December 31, 2024 the reporting persons may only exercise up to 185,538 shares of Class A common stock, par value $0.0001 per share under the Warrant Agreement, and as such, is reporting beneficial ownership of only such number of shares. The percentage calculation assumes that there are currently 3,025,554 outstanding shares of Common Stock, par value $0.01 per share of the Issuer, based on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.

JOINT FILING STATEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

## Signatures
- Alyeska Investment Group, L.P.: Jason Bragg, Jason Bragg / Chief Financial Officer (02/14/2025)
- Alyeska Fund GP, LLC: Jason Bragg, Jason Bragg / Chief Financial Officer (02/14/2025)
- Anand Parekh: Anand Parekh, Anand Parekh / Self (02/14/2025)